

November 28, 2012

Via E-mail
Allen E. Lyda
Senior Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re: Tejon Ranch Co.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 1-7183**

Dear Mr. Lyda:

We have reviewed your response dated November 7, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management' Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1.   We have reviewed your response to comment number 1. Please tell us what the expected period of performance is given that you have a commitment not to perform any development on the property. Additionally, please tell us what would happen if the property was sold to a third party. Specifically, tell us whether a new owner would be subject to the easement.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief